

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 4, 2009

*By U.S. Mail and Facsimile to: (973) 748-8088*

Mr. Eric B. Heyer
Senior Vice President & Chief Financial Officer
American Bancorp of New Jersey, Inc.
365 Broad Street
Bloomfield, NJ  07003

   **Re:**  **American Bancorp of New Jersey, Inc.**
      **Form 10-K for the Fiscal Year Ended September 30, 2008**
      **File No. 000-51500**

Dear Mr. Heyer:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time.

          Sincerely,

          Michael Seaman
          Staff Attorney